Karla P. Portocarrero
Legal Counsel
82 Devonshire Street V10E, Boston, MA 02109-3614
617.563.5145 FAX 617.217.0676 karla.portocarrero@FMR.COM

May 13, 2011

VIA EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-0104
Attention: Filing Desk

Re: Fidelity Aberdeen Street Trust, et al. (File No. 812-13904).

Ladies and Gentlemen:

We are writing on behalf of Fidelity Aberdeen Street Trust and the other applicants (the "Applicants") to respectfully request the withdrawal of the Applicants' Application for an order to supersede a prior order under Sections 6(c), 12(d)(1)(J) and 17(b) of the Investment Company Act of 1940, as amended (the "Act"), and Rule 17d-1 thereunder (the "Application"), which was filed on this May 13, 2011.

Should you have any questions concerning the Application, please contact the undersigned at 617.563.5145 or Joseph R. Fleming at 617.728.7161.

Very truly yours,

/s/ Karla Portocarrero
Karla Portocarrero

Enclosures

cc: Scott C. Goebel, Esq.
Joseph R. Fleming, Esq.